UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)*



                               Raytech Corporation
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                    755103108
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                                 (CUSIP Number)



                            Richard A. Lippe, Trustee
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          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                 190 Willis Ave.
                                Mineola, NY 11501
                                 (516) 747-0300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 18, 2002
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             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This Amendment No. 1 amends and supplements the Schedule 13D filed on February 15, 2002 (the "Schedule 13D") by the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Raytech Corporation, a Delaware corporation ("Raytech"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended by adding the following information:

            The Trust Agreement was amended on February 13, 2002 to, among other things, (a) permit the Trustees to (x) receive and hold any securities or other assets received in the consolidated bankruptcy proceedings of Raymark Corporation and Universal Friction Composites, to vote such securities and exercise all rights with respect thereto, and to sell any such securities that are conveyed to the Trust subject to any restrictions set forth in the issuer's certificate of incorporation and (y) borrow money and (b) permit the Trust to acquire and hold any securities or instruments of any entity formed out of Raytech, or any entity the stock of which is received by the Trust from the estate of the consolidated bankruptcy of Raymark Corporation and Universal Friction Composites, or any entity which is a successor to or formed out of such entity, without regard to the limitations on investment set forth in subsections
(a)-(f) of Section 3 of the Trust Agreement. A copy of the Trust Agreement (other than its exhibits and schedules), as amended, is attached hereto as
Exhibit 4.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended by deleting the paragraph immediately before the final paragraph Item 4 of the Schedule 13D and inserting the following:

            On March 18, 2001 the United States Environmental Protection Agency (the "U.S. EPA"), the Connecticut Department of Environmental Protection (the "Conn. DEP") and FMC Corporation ("FMC", and together with the U.S. EPA and the Conn. DEP, the "Environmental Creditors"), and the Official Creditors' Committee of Raytech Corporation (the "Committee") and the Legal Representative For Future Claimants (the "Legal Representative"), who in connection with the Chapter 11 proceedings of Raytech, Raymark Industries, Inc. and Raymark Corporation represent the interests of all present and future holders of unsecured claims for death, bodily injury or other personal damages caused, directly or indirectly, by exposure to asbestos-containing products for which Raytech, Raymark Industries, Inc. and Raymark Corporation have legal liability, entered into a Settlement Agreement dated as of October 31, 2001 (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 5. Pursuant to the Settlement Agreement, the Environmental Creditors, the Committee and the Legal Representative have agreed to modify certain terms and conditions of an agreement (the "2000 Settlement Agreement") by and between the Environmental Creditors, the Legal Representative (in his prior capacity as a Guardian Ad Litem for Future Claimants) and the Committee entered into pursuant to the Plan, and attached as Exhibit C to the Plan, relating to the Common Stock distributed by Raytech to the Environmental Creditors and liability insurance and proceeds provided for in the 2000 Settlement Agreement. The Settlement Agreement provides, among other things, that promptly upon receipt of the first distribution of cash under a plan of reorganization relating to the jointly administered bankruptcy proceedings of Raymark Industries, Inc. and Raymark Corporation to which the Environmental Creditors have consented, the Trust will acquire 2,300,868 shares of Common Stock from the U.S. EPA, 231,720 shares of Common Stock from the Conn. DEP and 696,300 shares of Common Stock from FMC. Reference is made to the Settlement Agreement for a complete description of the terms and conditions of the Settlement Agreement.

            Depending on numerous circumstances, including the price of the Common Stock, the amount of the Trust's holdings of Common Stock, the availability of funds and the benefit to the Trust, the Trust may, in addition to any shares of Common Stock it acquires pursuant to the Settlement Agreement, purchase additional Common Stock, but it has no current plans to do so. The Trust may sell some or all of its Common Stock within the next 12 months, however, no such transaction is currently planned.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            EXHIBIT NUMBER                   TITLE

                  4            Raytech Corporation Asbestos Personal
                                 Injury Settlement Trust Agreement,
                                 effective as of April 18, 2001, as
                                   amended on February 13, 2002


                  5              Settlement Agreement, dated as of
                                         October 31, 2001

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the person or entity set forth below, such person or entity certifies that the information set forth in this statement is true, complete, and correct.




Dated:  April 2, 2002



                                    Raytech Corporation Asbestos Personal Injury
                                    Settlement Trust


                                    By: /S/ RICHARD A. LIPPE
                                        ----------------------------------------
                                        Richard A. Lippe, Trustee




                                    By: /S/ ARCHIE R. DYKES
                                        ----------------------------------------
                                        Archie R. Dykes, Trustee




                                    By: /S/ STEPHEN C. HALPERN
                                        ----------------------------------------
                                        Stephen C. Halpern, Trustee

EXHIBIT NUMBER                TITLE                     METHOD OF FILING    PAGE

       4        Raytech Corporation Asbestos Personal    Filed herewith
                Injury Settlement Trust Agreement,
                effective as of April 18, 2001, as
                amended on February 13, 2002

       5        Settlement Agreement, dated as of        Filed herewith
                October 31, 2001